UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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Under the Securities Exchange Act of 1934

(Amendment No. __)*

WEWARDS, INC.

(Name of Issuer)

common stock, $.001 p.v.

(Title of Class of Securities)

96207P 10 3

(CUSIP Number)

John B. Lowy

645 Fifth Avenue, Suite 400 New York NY 10022

(212)371-7799

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

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July 2, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 96207P 10 3	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Pei, Lei a/k/a Pei, Lester
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Comoros
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 101,353,450
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 101,353,450
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,353,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 96207P 10 3	13D	Page 3 of 5 Pages

ITEM 1.	SECURITY AND ISSUER

Wewards, Inc., common stock $.001 p.v.

ITEM 2.	IDENTITY AND BACKGROUND

Since May, 2015, the reporting person has been the sole officer and director of the Issuer.  He has also been the 100% owner of Sky Rover Holdings, Inc.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

PF

ITEM 4.	PURPOSE OF TRANSACTION.

The reporting person has been the principal shareholder of Wewards, Inc. since May, 2015.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)

The reporting persons purchased has been the majority shareholder of the Issuer since May, 2015.  Since then, he has loaned money to the Issuer in the form of convertible notes from his 100% privately-owned company Sky Rover Holdings (all as reported in previous Forms 8-K), which loans have been converted into the Issuer’s common shares and issued to the reporting person, as approved by Sky Rover Holdings, Inc.  The reporting person has sole voting power over the shares registered in his name.

(b)

The reporting person is located at 2960 West Sahara Avenue, Las Vegas, NV 89102.

(c)

The principal business of the Issuer is: (I) to develop a mobile app which will enable consumers to purchase goods, and merchants will be able to sell their goods directly to the users through this merchant platform and reward their consumers in the form of Bitcoin; and (II) to complete the development of a blockchain empowered platform to link online games with players who would like to earn points while playing games, with this game platform.

(d)

During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, the reporting person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The reporting person is a Comorian citizen.

CUSIP No. 96207P 10 3	13D	Page 4 of 5 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

None

CUSIP No. 96207P 10 3	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2018

/s/ Lei Pei
Name: Lei Pei

[Signature Page to Schedule 13D]